1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 6, 2023

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,632

Dear Mr. Grzeskiewicz:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,632 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares iBonds Dec 2033 Term Treasury ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on May 16, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff the Fund’s completed fee table and cost example at least one week prior to the effective date of the registration statement.

Response:	The Trust will provide to the Staff the Fund’s completed fee table and cost example.

Comment 2:	On page S-1, the disclosure above the fee table states that BFA will pay all operating expenses of the Fund except for six enumerated categories. The Staff notes that the Fund does not exclude AFFE. Could the Trust confirm whether BFA or the Fund will pay AFFE and adjust the disclosure accordingly.

Response:	The Trust added the following footnote to the fee table:

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

June 6, 2023

Operating expenses paid by BFA under the Investment Advisory Agreement exclude Acquired Fund Fees and Expenses, if any.

Comment 3:	The Staff notes that the risk factors are in alphabetical order. Please order the risk factors to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks to the Fund, the remaining risk factors may be alphabetized. Please see ADI 2019-08.

Response:	The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

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Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland

Adithya Attawar

Jennifer Kerslake

Timothy Kahn

Michael Gung

George Rafal

Luis Mora

Toree Ho

Alexis Hassell